UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32167

VAALCO Energy, Inc.

(Exact name of registrant as specified in its charter)

9800 Richmond Avenue, Suite 700

Houston, Texas 77042

(713) 623-0801

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights1

(Titles of each class of securities covered by this Form)

Common Stock, par value $25.00 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

[1]	The Preferred Share Purchase Rights (the “Rights”) expired on December 23, 2015 pursuant to the terms of the Rights Agreement, dated as of September 26, 2015, between VAALCO Energy, Inc. (the “Company”) and Computershare Trust Company, N.A., as amended by Amendment No. 1 dated December 22, 2015. The Company initially filed a Form 8-A to register the Rights on September 28, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VAALCO Energy, Inc.

Date: January 8, 2016	By:	/s/ Eric J. Christ
	Name:	Eric J. Christ
	Title:	Vice President, General Counsel and Corporate Secretary

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